ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 18, 2017

Robert M. Schmidt T +1 617 951 7831 F +1 617 235 9425 Robert.schmidt@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-1090

Re: Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)

Ladies and Gentlemen:

Transmitted herewith for filing by means of electronic submission on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 119 to the Trust’s Registration Statement on Form N-1A under the Securities Act and Amendment No. 121 to the Trust’s Registration Statement on Form N-1A under the 1940 Act (“Amendment No. 119/121”). This Amendment No. 119/121 is being filed pursuant to Rule 485(b)(1)(iii) under the Securities Act solely to designate December 22, 2017 as the new effective date for Post-Effective Amendment No. 105 to the Trust’s Registration Statement under the Securities Act and Amendment No. 107 to the Trust’s Registration Statement under the 1940 Act, filed pursuant to Rule 485(a) under the Securities Act on April 20, 2017 (“Amendment No. 105/107”). Amendment No. 105/107 was initially scheduled to become effective on July 5, 2017 and has been the subject of seven previous delaying amendments, Post-Effective Amendment No. 108, filed pursuant to Rule 485(b) under the Securities Act on June 26, 2017, Post-Effective Amendment No. 109, filed pursuant to Rule 485(b) under the Securities Act on July 14, 2017, Post-Effective Amendment No. 110, filed pursuant to Rule 485(b) under the Securities Act on August 2, 2017, Post-Effective Amendment No. 111, filed pursuant to Rule 485(b) under the Securities Act on September 1, 2017, Post-Effective Amendment No. 113, filed pursuant to Rule 485(b) under the Securities Act on September 28, 2017, Post-Effective Amendment No. 114, filed pursuant to Rule 485(b) under the Securities Act on October 31, 2017 and Post-Effective Amendment No. 117, filed pursuant to Rule 485(b) under the Securities Act on November 30, 2017.

We have assisted the Registrant in the preparation of this Amendment No. 119/121 and believe that this Amendment No. 119/121 does not contain any disclosure that, in our view, would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.

This Amendment No. 119/121 relates solely to Institutional Class and Class P shares of AllianzGI Real Estate Debt Fund (the “Fund”), a new series of the Trust. Parts A and B of this Amendment No. 119/121 relate only to the Fund and do not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions concerning this filing to me at 617-951-7831.

Sincerely,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.